Exhibit 99.1

Santiago, December 30, 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Material Fact report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and in General Rule No. 30, duly authorized, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, the following:

1.	On December 29, 2019, Delta Air Lines, Inc. (“Delta”) published in the electronic newspapers La Nación (www.lanacion.cl) and El Líbero (www.ellibero.cl) the notice of the result of its public tender offer to acquire shares of LATAM Airlines (the "Tender Offer"). As indicated in said notice, in the Tender Offer Delta acquired a total amount of 121,281,538 shares of LATAM Airlines, representing 20% of the total shares issued, subscribed and paid of LATAM Airlines.

2.	By means of a material fact as of this date, Costa Verde Aeronáutica S.A. (“CVA”), declared to have sold to Delta a total amount of 36,748,228 shares of LATAM Airlines in the Tender Offer. As a result, CVA decreased its ownership in LATAM Airlines (direct and indirect) from the amount of 159,137,727 shares, representing 26.24% of the share capital of LATAM Airlines, to the amount of 122,389,499 shares, representing 20.18% of the share capital. According to the information of the shareholders’ register to date, CVA continues to be the main individual shareholder of LATAM Airlines.

3.	By referring exclusively to the ownership and control of LATAM Airlines, the matters subject to this material fact have no financial effects on the assets, liabilities or results of LATAM Airlines.

Sincerely,

Juan Carlos Menció
Vice President of Legal Affairs
LATAM Airlines Group S.A.